

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

John Rogers
Chief Financial Officer
WPP plc
Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL

> **Re: WPP plc**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed April 30, 2020**
> **File No. 001-38303**

Dear Mr. Rogers:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services